Exhibit 99.1

Hydro One selected to invest in a critical transmission line in northeast Ontario to be built in partnership with First Nations

Directive from the provincial government prioritizes the development and construction of a proposed transmission line between Wawa and Timmins

Timmins, ON, December 17, 2024 – Today, the Minister of Energy and Electrification directed the Ontario Energy Board to amend Hydro One Networks Inc.’s (Hydro One) transmission licence to develop and construct a new priority transmission line project in northeast Ontario. The proposed project is intended to support the rapid increase in electricity demand expected in northern Ontario to accommodate electrification of communities, businesses and industry, population growth and economic development activities including advanced manufacturing and mining for critical minerals.

“Electricity is the backbone of our economy and Hydro One provides the power needed to support daily life and attract new growth and investment in communities across the province,” said David Lebeter, President and Chief Executive Officer, Hydro One. “This designation acknowledges how Hydro One has prioritized Indigenous partnerships and reconciliation. We thank the government for their support and will continue to work in collaboration with partners to develop and build this critical line.”

Hydro One was selected as the transmitter responsible for the development of the line after extensive evaluation of its proposal and consultations with Indigenous communities, stakeholders and the public. Hydro One will continue to work with all proximate First Nations who have the opportunity to invest in a 50 per cent equity stake in the transmission line component of the project through Hydro One’s 50-50 equity partnership model.

“As we move forward with the designation of Hydro One and partners to build the transmission line between Wawa and Timmins, it’s not just about infrastructure – it’s about strengthening our communities, connecting people, and ensuring a sustainable, reliable future for the north,” said Chief Gauthier, Missanabie Cree First Nation. “This project will power progress and create lasting opportunities for all our people.”

“On behalf of the Chiefs of the Wabun Tribal Council we are so pleased with Ontario’s decision to award the transmission line project between Wawa and Timmins to our partnership with Hydro One,” said the Wabun Chiefs and Wabun Tribal Council. “This project not only provides value to our communities as owners of infrastructure but increases the transmission capacity in the grid system that is desperately needed. We look forward to working with the ministry and other stakeholders as we plan and build the line over the coming years.”

The Wabun Chiefs and Wabun Tribal Council are: Chief Cheryl St. Denis, Brunswick House First Nation, Chief Anita Stephens, Chapleau Ojibway First Nation, Chief Murray Ray, Flying Post First Nation, Chief Alex Batisse, Matachewan First Nation, Chief Jennifer Constant, Mattagami First Nation and Jason Batise, Executive Director, Wabun Tribal Council.

The proposed project is a new, 260-kilometre, 500-kilovolt (kV) transmission line, initially energized at 230 kV between Wawa Transformer Station (TS) in Wawa, and Porcupine TS in Timmins. It is expected to be in service by the end of 2030.

The designation of this priority project supports the Independent Electricity System Operator’s projection that demand for electricity will increase approximately 75 per cent across Ontario by 2050. Once built, the proposed priority transmission line will enhance Ontario’s clean energy advantage and continue to position the province as an attractive place to live and invest.

Quotes

“Our government is supporting the incredible growth in Timmins and across Northeastern Ontario by accelerating the development of a new transmission line that will power new homes, businesses and mines,” said Stephen Lecce, Minister of Energy and Electrification. “Our focus on ensuring access to reliable and affordable energy is key to ensuring business across the north remain competitive, especially as demand for Ontario’s responsibly sourced metals and critical minerals grows.”

“Advancing the new transmission line is a critical step in powering the future of Timmins and the mining sector in Northeastern Ontario,” said George Pirie, Minister of Mines and Member of Provincial Parliament for Timmins. “As Timmins continues to thrive as a key hub for mining and economic activity, ensuring greater access to clean and reliable energy is vital to meet the region’s increasing energy needs that will power the mines of tomorrow, which benefits all of Ontario.”

“By partnering with First Nations communities on critical energy infrastructure projects like the Wawa to Porcupine transmission line, we are not only strengthening Ontario’s economy for now and future generations, but also advancing meaningful reconciliation with Indigenous communities,” said Greg Rickford, Minister of Northern Development and Minister of Indigenous Affairs and First Nations Economic Reconciliation. “Today’s announcement marks a step toward sustainable growth that benefits every community, ensuring we are Building Ontario the right way – together.”

“The new transmission line that Hydro One will develop in partnership with First Nations will support our continued efforts to encourage people, businesses and industry to choose Timmins,” said Michelle Boileau, Mayor of Timmins. “This critical infrastructure will not only support large-scale development, but help meet the increased energy demands on our municipal systems as both the workforce and population grow. The transmission line is a key asset that will help unlock the economic potential in our city and provide reliable and sustainable power for current and future residents.”

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $32.8 billion in assets as of December 31, 2023, and annual revenues in 2023 of approximately $7.8 billion.

Our team of approximately 9,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2023, Hydro One invested approximately $2.5 billion in its transmission and distribution networks and supported the economy through buying approximately $2.5 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

Forward-looking statements and information:

This press release may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information: Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868.